Kathryn I. Murtagh 617.570.1871 kmurtagh@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

March 28, 2005

Via Courier

Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Boston Private Financial Holdings, Inc.
Boston Private Capital Trust I
Form S-3 filed January 12, 2005
File No. 333-121977

Dear Mr. Windsor:

This letter is submitted on behalf of Boston Private Financial Holdings, Inc. (“BPFH”) and Boston Private Capital Trust I (the “Trust”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of January 28, 2005 to Timothy L. Vaill, Chairman and Chief Executive Officer of BPFH (the “Comment Letter”). For reference purposes, the relevant text of the Comment Letter has been reproduced herein with response below the numbered comment.

BPFH and the Trust will file amendments to their Registration Statement on Form S-3 filed January 12, 2005 (No. 333-121977) (the “Registration Statement”) in response to the Staff’s comments numbered 2 and 3.

Comment 1: Please advise the staff whether each selling security shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Christian Windsor

March 28, 2005

Response 1:

We confirmed broker-dealer status with each selling security shareholder continuing to hold the Trust’s convertible preferred securities registered on the Registration Statement (the “Trust Preferred Securities”).

We advise you, based on such information, that:

1.	Two selling shareholders are broker-dealers:

a.	Forest Fulcrum Fund LP

b.	Merrill, Lynch, Pierce, Fenner and Smith Inc.

2.	Four selling shareholders are affiliates of broker-dealers as defined by Rule 405:

a.	BNP Paribas Equity Strategies, SNC

b.	National Bank of Canada c/o Putnam Lovell NBF Securities

c.	Royal Bank of Canada

d.	Sunrise Partners Limited Partnership.

The Forest Fulcrum Fund LP did not acquire the Trust Preferred Securities as compensation for professional services or as an investment. Merrill, Lynch, Pierce, Fenner and Smith Inc. did not acquire the Trust Preferred Securities as compensation for professional services but did acquire them as an investment. Each of BNP Paribas Equity Strategies, SNC, the National Bank of Canada c/o Putnam Lovell NBF Securities, the Royal Bank of Canada and Sunrise Partners Limited Partnership did not acquire the Trust Preferred Securities as compensation for professional services and each did acquire the Trust Preferred Securities as an investment.

As requested in the Comment Letter, BPFH and the Trust acknowledge that:

•	a declaration of effectiveness of the Registration Statement does not foreclose the Commission from taking any action with respect to the filing;

•	a declaration of effectiveness of the Registration Statement does not relieve BPFH and/or the Trust from responsibility for the adequacy and accuracy of the disclosure in the filing; and

Christian Windsor

March 28, 2005

•	neither BPFH nor the Trust may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1871.

Very truly yours,

/s/ Kathryn I. Murtagh
Kathryn I. Murtagh

cc:	Gregory Dundas, Securities and Exchange Commission
Timothy L. Vaill, Chairman and Chief Executive Officer BPFH
Margaret W. Chambers, Esq., Executive Vice President and General Counsel, BPFH
William P. Mayer, Esq., Goodwin Procter LLP